UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marqeta, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

57142B104
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57142B104

1.	Names of Reporting Persons. Jason Gardner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,968,537 (1)
	6.	Shared Voting Power 37,135,479 (2)
	7.	Sole Dispositive Power 4,221,231 (3)
	8.	Shared Dispositive Power 37,135,479 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,325,247
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4% (4)
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of 1,968,537 shares of Class B common stock.
(2) Consists of 37,135,479 shares of Class B common stock held of record by Jason Gardner and Jocelyne Gardner as trustees of The Gardner 2008 Living Trust dated March 22, 2008.
(3) Consists of 1,968,537 shares of Class B common stock and 2,252,694 options exercisable within 60 days of December 31, 2022.
(4) Percentage ownership based on 491,987,844 shares of Class A common stock of the Issuer outstanding as of December 31, 2022, assuming that only the Reporting Person’s shares were converted into Class A common stock. In the event that all outstanding Class B common stock was converted into Class A common stock, the percentage in row 11 would be 9.4%.

Item 1(a) Name of Issuer:

Marqeta, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

180 Grand Avenue, 6th Floor
Oakland, CA 94612

Item 2 (a) Name of Person Filing:

Jason Gardner

Item 2 (b) Address of Principal Business Office or, if none, Residence:

c/o Marqeta, Inc.
180 Grand Avenue, 6th Floor
Oakland, CA 94612

Item 2 (c) Citizenship:

The Reporting Person is a United States citizen.

Item 2 (d) Title of Class of Securities:

Class A common stock, par value $0.0001 per share

Item 2 (e) CUSIP Number:

57142B104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 51,325,247

(b) Percent of class: 10.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,968,537

(ii) Shared power to vote or to direct the vote: 37,135,479

(iii) Sole power to dispose or to direct the disposition of: 4,221,231

(iv) Shared power to dispose or to direct the disposition of: 37,135,479

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

/s/ Jason Gardner
Jason Gardner